SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 30 March 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1 Transaction in Own Shares released on 1 March 2007
1.2 Transaction in Own Shares released on 2 March 2007
1.3 Transaction in Own Shares released on 5 March 2007
1.4 Doc re. Notice of AGM released on 5 March 2007
1.5 Transaction in Own Shares released on 6 March 2007
1.6 Director/PDMR Shareholding released on 6 March 2007
1.7 Transaction in Own Shares released on 7 March 2007
1.8 Transaction in Own Shares released on 8 March 2007
1.9 Transaction in Own Shares released on 9 March 2007
2.0 Transaction in Own Shares released on 12 March 2007
2.1 Holding(s) in Comapny released on 12 March 2007
2.2 Director/PDMR Shareholding released on 12 March 2007
2.3 Transaction in Own Shares released on 13 March 2007
2.4 Director/PDMR Shareholding  released on 13 March 2007
2.5 Transaction in Own Shares released on 14 March 2007
2.6 Transaction in Own Shares released on 15 March 2007
2.7 Transaction in Own Shares released on 16 March 2007
2.8 Transaction in Own Shares released on 19 March 2007
2.9 Transaction in Own Shares released on 20 March 2007
3.0 Transaction in Own Shares released on 21 March 2007
3.1 Transaction in Own Shares released on 22 March 2007
3.2 Director/PDMR Shareholding  released on 22 March 2007
3.3 Transaction in Own Shares released on 23 March 2007
3.4 Director/PDMR Shareholding released on 23 March 2007
3.5 Transaction in Own Shares released on 26 March 2007
3.6 Transaction in Own Shares released on 27 March 2007
3.7 Holding(s) in Company released on 27 March 2007
3.8 Transaction in Own Shares released on 28 March 2007
3.9 Director/PDMR Shareholding released on 28 March 2007
4.0 Director/PDMR Shareholding released on 28 March 2007
4.1 Transaction in Own Shares released on 29 March 2007
4.2 Transaction in Own Shares released on 30 March 2007
4.3 Total Voting Rights released on 30 March 2007
4.4 Transaction in Own Shares released on 30 March 2007

EXHIBIT 1.1

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  1 March 2007



BP p.l.c. announces that on 28 February 2007, it purchased for cancellation 4,800,000 ordinary shares at prices between 525.0 pence and 532.5 pence per share.



BP p.l.c. also announces that on 28 February 2007 it transferred to participants in its employee share schemes 123,789 ordinary shares at prices between 350.0 pence and 511.0 pence. These shares were previously held as treasury shares.



Following the above transactions, BP p.l.c. holds 1,944,113,275 ordinary shares in Treasury, and has 19,361,215,798 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.2


BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  2 March 2007



BP p.l.c. announces that on 1 March 2007, it purchased for cancellation 5,380,000 ordinary shares at prices between 513.0 pence and 530.0 pence per share.



Following the above transactions, BP p.l.c. holds 1,944,113,275 ordinary shares in Treasury, and has 19,356,919,582 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  5 March 2007



BP p.l.c. announces that on 2 March 2007, it purchased for cancellation 4,950,000 ordinary shares at prices between 516.5 pence and 520.5 pence per share.



Following the above transaction, BP p.l.c. holds 1,944,113,275 ordinary shares in Treasury, and has 19,352,323,290 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c. - Doc re. Notice of AGM
BP p.l.c. - 05 March 2007


Documents for the BP p.l.c. 2007 Annual General Meeting


Annual Report and Accounts 2006
Annual Review 2006
Notice of 2007 Annual General Meeting
Proxy form
Shareholder information card

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No: (0) 20 7066 1000

Copies may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: 0207 496 4000

EXHIBIT 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 March 2007

BP p.l.c. announces that on 5 March 2007, it purchased for cancellation 5,875,000 ordinary shares at prices between 505.0 pence and 512.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,944,113,275 ordinary shares in Treasury, and has 19,346,532,042 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 06 March 2007


The Company announces that on 6 March 2007, performance share awards (Awards) were made to the following Executive Directors under the share element of the BP Executive Directors' Incentive Plan (the Plan).



Director                       Max number of Ordinary Shares
                               in the Company under Award


Lord Browne                    2,022,619
Dr D C Allen                     456,748
Mr I C Conn                      456,748
Dr A B Hayward                   706,311
Mr A.G. Inglis                   400,243
Mr J A Manzoni                   456,748

                                 Max number of ADSs under Award


Dr B E Grote                     81,940


These shares pertain to the 2007-2009 performance period. The number of Shares/ ADSs set out above is the maximum number which may vest under the Award. The actual number of Shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2009. These performance conditions remain as described in the summary of the Plan set out in the Directors' Remuneration Report which is contained in BP's Annual Report and Accounts 2006. In addition, each Director will be entitled to additional Shares/ADSs representing the value of reinvested dividends on those Shares/ADSs which vest.

EXHIBIT 1.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 March 2007


BP p.l.c. announces that on 6 March 2007, it purchased for cancellation 4,050,000 ordinary shares at prices between 509.5 pence and 515.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,944,113,275 ordinary shares in Treasury, and has 19,342,512,564 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  8 March 2007



BP p.l.c. announces that on 7 March 2007, it purchased for cancellation 4,025,000 ordinary shares at prices between 511.0 pence and 520.0 pence per share.



BP p.l.c. also announces that on 7 March 2007 it transferred to participants in its employee share schemes 94,259 ordinary shares at prices between 326.0 pence and 511.0 pence. These shares were previously held as treasury shares.



Following the above transactions, BP p.l.c. holds 1,944,019,016 ordinary shares in Treasury, and has 19,338,801,351 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  9 March 2007



BP p.l.c. announces that on 8 March 2007, it purchased for cancellation 2,960,000 ordinary shares at prices between 522.0 pence and 526.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,944,113,275 ordinary shares in Treasury, and has 19,338,801,351 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 March 2007

BP p.l.c. announces that on 9 March 2007, it purchased for cancellation 3,960,000 ordinary shares at prices between 519.5 pence and 526.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,944,019,016 ordinary shares in Treasury, and has 19,332,025,159 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.1

BP p.l.c. - Holding(s) in Company
BP p.l.c. - 12 March 2007


BP p.l.c. received on 9 March 2007 from Rensburg Sheppards Investment Management Limited a notification of their interests in BP 8% Cumulative Preference Shares of GBP1 each dated 28 February 2007. The disclosure of their interest in accordance with DTR5 is below.

This notice is given in fulfilment of BP p.l.c.'s obligation under DTR 5.8.12




TR-1(i):               NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing                    BP p.l.c.
shares to which voting rights are attached(ii):


2. Reason for the notification     (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):  Initial Disclosure                                           X


3. Full name of person(s) subject to the notification obligation            Rensburg Sheppards Investment
(iii):                                                                            Management Limited


4. Full name of shareholder(s) (if different from 3.)(iv):                           N/A


5. Date of the transaction (and date on which the threshold is                  28th February 2007
crossed or reached if different)(v):


6. Date on which issuer notified:                                                6th March 2007


7. Threshold(s) that is/are crossed or reached:                                        4%


8. Notified details:                                                            Nominee Holdings


A: Voting rights attached to shares

Class/type of     Situation previous to Resulting situation after the triggering transaction(vii)
shares            the Triggering
                  transaction (vi)

 if possible      Number of  Number of  Number of    Number of voting rights   % of voting rights
using the ISIN    Shares     Voting     shares       ix
CODE                         Rights
                             viii       Direct       Direct  x    Indirect xi  Direct      Indirect

Cumulative 1st                                                     292,310                 4.04%
Preference Shares

GB0001385250


B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument           xiii            Period/ Date xiv          that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.



Total (A+B)
Number of voting rights                            % of voting rights

292,310                                           4.04%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Client holdings registed in the name of Nominee companies 100% owned by Rensburg Sheppards Investment Management Limited.


Proxy Voting:

10. Name of the proxy holder:                                       N/A

11. Number of voting rights proxy holder will cease to hold:        N/A

12. Date on which proxy holder will cease to hold voting rights:    N/A


13. Additional information:                  N/A

14. Contact name:                            N/A

15. Contact telephone number:                N/A

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)        Rensburg Sheppards Investment
                                                           Management Limited

Contact address (registered office for legal entities)     Quayside House
                                                           Canal Wharf
                                                           Leeds LS11 5PU

Phone number                                               0113 259 5872

Other useful information (at least legal representative    Mike Rigby
for legal persons)                                         (Head of Compliance)



B:        Identity of the notifier, if applicable xvii

Full name                                                  Philip Martin Beardwell

Contact address                                            2 Gresham Street
                                                           London
                                                           EC2V 7QN

Phone number                                               020 7597 1356

Other useful information (e.g. functional relationship     Compliance Officer
with the person or legal entity subject to the
notification obligation)



C:        Additional information

This is the initial disclosure made by Rensburg Sheppards Investment Management Limited based on Nominee holdings in accordance with DTR 5.2.1(F). On an ongoing basis additional disclosures will be made as and when a notifiable threshold is crossed.



Notes

--------------------------




(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.


(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.


(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.


(iv)   Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.


(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.


The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.


(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.


For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii   Direct and indirect

ix     In case of combined holdings of shares with voting rights
attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X      Voting rights attached to shares in respect of which the
notifying party is a direct shareholder  (DTR 5.1)

xi     Voting rights held by the notifying party as an indirect
shareholder (DTR 5.2.1)

xii    If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii   date of maturity / expiration of the finical instrument i.e.
the date when the right to acquire shares ends.

xiv    If the financial instrument has such a period-please
specify the period- for example once every three months starting from the (date)

xv     The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi    This annex is only to be filed with the competent authority.

xvii   Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

EXHIBIT 2.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 12 March 2007


BP p.l.c. was advised on 12 March 2007 by Computershare Plan Managers that on 12 March 2007 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.25 per share through participation in the BP ShareMatch UK Plan:-



Directors



Mr I.C. Conn           68 shares

Dr A.B. Hayward        68 shares

Mr J.A. Manzoni        68 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       68 shares



This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR 3.1.2R.

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 March 2007


BP p.l.c. announces that on 12 March 2007, it purchased for cancellation 3,900,000 ordinary shares at prices between 521.5 pence and 526.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,944,019,016 ordinary shares in Treasury, and has 19,328,280,475 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 13 March 2007


BP p.l.c. was advised on 13 March 2007, by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 12 March 2007 @ GBP5.2444 per share, through the BP Dividend Reinvestment Plan:-


Mr. J.A. Manzoni                    2,430 shares
Mr. I.C. Conn                         329 shares



This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

EXHIBIT 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 March 2007

BP p.l.c. announces that on 13 March 2007, it purchased for cancellation 3,950,000 ordinary shares at prices between 520.0 pence and 525.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,944,019,016 ordinary shares in Treasury, and has 19,324,506,389 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 March 2007

BP p.l.c. announces that on 14 March 2007, it purchased for cancellation 6,008,000 ordinary shares at prices between 509.0 pence and 517.5 pence per share and between 983.33 cents and 993.0 cents per share.

BP p.l.c. also announces that on 14 March 2007 it transferred to participants in its employee share schemes 39,442 ordinary shares at prices between 326.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,943,979,574 ordinary shares in Treasury, and has 19,318,862,317 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  16 March 2007



BP p.l.c. announces that on 15 March 2007, it purchased for cancellation 4,040,000 ordinary shares at prices between 509.0 pence and 515.5 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,979,574 ordinary shares in Treasury, and has 19,315,168,831 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.  Tel: 020 7496 4632

EXHIBIT 2.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 March 2007

BP p.l.c. announces that on 16 March 2007, it purchased for cancellation 3,000,000 ordinary shares at prices between 509.0 pence and 514.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,979,574 ordinary shares in Treasury, and has 19,312,244,435 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 March 2007


BP p.l.c. announces that on 19 March 2007, it purchased for cancellation 3,000,000 ordinary shares at prices between 510.0 pence and 515.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,979,574 ordinary shares in Treasury, and has 19,309,296,719 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 March 2007

BP p.l.c. announces that on 20 March 2007, it purchased for cancellation 3,900,000 ordinary shares at prices between 508.5 pence and 512.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,979,574 ordinary shares in Treasury, and has 19,305,705,605 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 3.1
BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  22 March 2007



BP p.l.c. announces that on 21 March 2007, it purchased for cancellation 4,450,000 ordinary shares at prices between 512.5 pence and 519.0 pence per share.



BP p.l.c. also announces that on 21 March 2007 it transferred to participants in its employee share schemes 11,619 ordinary shares at prices between 326.0 pence and 500.0 pence. These shares were previously held as treasury shares.



Following the above transaction, BP p.l.c. holds 1,943,967,955 ordinary shares in Treasury, and has 19,302,738,496 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.2

BP p.l.c.  -  Director/PDMR Shareholding

BP p.l.c.  -  22 March 2007

We were advised on 22 March 2007 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 12 March 2007 @ $60.7125 per ADS under the Company's US dividend reinvestment plan:-



Mr. E.B. Davis, Jr        71.5133 ADSs
                         (equivalent to approximately 429 Ordinary shares)



Mr. I.C. Conn            68.2879 ADSs
                         (equivalent to approximately 410 Ordinary Shares)



This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

EXHIBIT 3.3

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  23 March 2007



BP p.l.c. announces that on 22 March 2007, it purchased for cancellation 3,900,000 ordinary shares at prices between 518.0 pence and 528.0 pence per share.


Following the above transaction, BP p.l.c. holds 1,943,967,955 ordinary shares in Treasury, and has 19,299,937,984 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 3.4


BP p.l.c. was notified on 22 March 2007 by Mrs C F Shorten Conn, a connected person of Mr I C Conn, a director of BP p.l.c., that she disposed of 7,000 BP Ordinary shares (ISIN number GB0007980591) at a price of GBP5.3015 per share on 22 March 2007.


This notice is given in fulfillment of the obligation under DR3.1.4 (1)(a)R.

EXHIBIT 3.5


BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 26 March 2007


BP p.l.c. announces that on 23 March 2007, it purchased for cancellation 400,000 ordinary shares at prices between 531.5 pence and 534.0 pence per share.


Following the above transaction, BP p.l.c. holds 1,943,967,955 ordinary shares in Treasury, and has 19,300,579,548 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 3.6


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 March 2007



BP p.l.c. announces that on 26 March 2007, it purchased for cancellation 3,266,070 ordinary shares at prices between 541.5 pence and 547.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,967,955 ordinary shares in Treasury, and has 19,298,097,324 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.7


BP p.l.c.  -  Holding(s) in Company
BP p.l.c.  -  27 March 2007

BP p.l.c. received on 20 March 2007 from Rensburg Sheppards Investment Management Limited a notification of their interests in BP 8% Cumulative Preference Shares of GBP1 each dated 19 March 2007. The disclosure of their interest in accordance with DTR5 is below.

This notice is given in fulfilment of BP p.l.c.'s obligation under DTR 5.8.12


TR-1(i):               notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing       BP p.l.c.
shares to which voting rights are attached(ii):

2. Reason for the notification     (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights                            X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights
Other (please specify):  Initial Disclosure


3. Full name of person(s) subject to the notification obligation   Rensburg Sheppards
(iii):                                                      Investment Management Limited

4. Full name of shareholder(s) (if different from 3.)(iv):                          N/A


5. Date of the transaction (and date on which the threshold is                16th March 2007
crossed or reached if different)(v):

6. Date on which issuer notified:                                             19th March 2007

7. Threshold(s) that is/are crossed or reached:                                     3%

8. Notified details:                                             Nominee Holdings


A: Voting rights attached to shares

Class/type of    Situation previous to Resulting situation after the triggering transaction(vii)
shares           the Triggering
                 transaction (vi)
 if possible     Number of  Number of  Number of    Number of voting rights   % of voting rights
using the ISIN   Shares     Voting     shares       ix
CODE                        Rights
                            viii       Direct       Direct  x    Indirect xi  Direct       Indirect

Cumulative 1st   292,310    292,310                               281,810                  3.90%
Preference
Shares

GB0001385250


B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument           xiii            Period/ Date xiv          that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.



Total (A+B)
Number of voting rights                            % of voting rights
 281,810                                           3.90%




9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Client holdings registered in the name of Nominee companies 100% owned by Rensburg Sheppards Investment Management Limited.


Proxy Voting:

10. Name of the proxy holder:                                       N/A

11. Number of voting rights proxy holder will cease to hold:        N/A

12. Date on which proxy holder will cease to hold voting rights:    N/A


13. Additional information:                N/A

14. Contact name:                          N/A

15. Contact telephone number:              N/A


Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)        Rensburg Sheppards Investment Management Limited

Contact address (registered office for legal entities)     Quayside House
                                                           Canal Wharf
                                                           Leeds LS11 5PU

Phone number                                               0113 259 5872

Other useful information (at least legal representative    Mike Rigby
for legal persons)                                         (Head of Compliance)



B:        Identity of the notifier, if applicable xvii

Full name                                                  Philip Martin Beardwell

Contact address                                            2 Gresham Street
                                                           London
                                                           EC2V 7QN

Phone number                                               020 7597 1356

Other useful information (e.g. functional relationship     Compliance Officer
with the person or legal entity subject to the
notification obligation)



C:        Additional information

This disclosure is made by Rensburg Sheppards Investment Management Limited based on Nominee holdings in accordance with DTR 5.2.1(F).



--------------------------




(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.


(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.


(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.


(iv)              Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.


(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.


The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.


(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.


For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii                   Direct and indirect

ix              In case of combined holdings of shares with voting rights
attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X              Voting rights attached to shares in respect of which the
notifying party is a direct shareholder  (DTR 5.1)

xi                     Voting rights held by the notifying party as an indirect
shareholder (DTR 5.2.1)

xii             If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii             date of maturity / expiration of the finical instrument i.e.
the date when the right to acquire shares ends.

xiv                   If the financial instrument has such a period-please
specify the period- for example once every three months starting from the (date)

xv             The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi             This annex is only to be filed with the competent authority.

xvii            Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

EXHIBIT 3.8


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 March 2007



BP p.l.c. announces that on 27 March 2007, it purchased for cancellation 3,728,000 ordinary shares at prices between 542.5 pence and 549.1 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,967,955 ordinary shares in Treasury, and has 19,295,221,978 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.9

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  28 March 2007

BP p.l.c. was notified on 27 March 2007 by Mr I.C. Conn, a director of BP p.l.c., that he sold 12,281 BP Ordinary shares (ISIN number GB0007980591) at a price of GBP5.4415 per share on 27 March 2007.

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 4.0

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  28 March 2007


BP p.l.c. was notified on 28 March 2007 by Mr P.B.P. Bevan, a person discharging managerial responsibility in BP p.l.c., that he sold 30,000 BP Ordinary shares (ISIN number GB0007980591) at a price of GBP5.54 per share on 28 March 2007.

This notice is given in fulfillment of the obligation under DR3.1.4 (1)(a) R.

EXHIBIT 4.1

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  29 March 2007

BP p.l.c. announces that on 28 March 2007, it purchased for cancellation 3,687,000 ordinary shares at prices between 547.0 pence and 553.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,965,179 ordinary shares in Treasury, and has 19,292,084,384 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 4.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  30 March 2007



BP p.l.c. announces that on 29 March 2007, it purchased for cancellation 2,378,000 ordinary shares at prices between 552.5 pence and 560.0 pence per share.



Following the above transaction, BP p.l.c. holds 1,943,965,179 ordinary shares in Treasury, and has 19,289,778,870 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 4.3

BP p.l.c.  -  Total Voting Rights
BP p.l.c.  -  30 March 2007


         Voting Rights and Capital - Transparency Directive Disclosure



                                                            London 30 March 2007


Pursuant to transitional provision 6 of the Transparency Directive:-



- The issued share capital of BP p.l.c. comprised 19,299,569,094 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.



- The total number of voting rights in BP p.l.c. is 19,304,651,594. This figure excludes (i) 1,943,967,955 ordinary shares which have been bought back and held in treasury by BP; and (ii) 122,674,070 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.



This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

EXHIBIT 4.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  30 March 2007

30th March 2007

BP plc
--------------------------

BP share repurchase programme
----------------------

BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 1st April 2007 and ends on 24th April 2007. The shares purchased on behalf of BP plc are for cancellation.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.

Further enquiries:
BP Press Office:           +44 (0)20 7496 4076

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  2 April 2007                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary